Exhibit 99.1

MAAS Completes Strategic Acquisition of Huazhi Future, Establishing Full-Stack AI Self-Controllability

QINGDAO, China, March 31, 2026 – Maase Inc. (NASDAQ: MAAS) (“MAAS” or the “Company”) today announced the successful completion of its acquisition of 100% equity interests in Times Good Limited, which in turn controls the core assets and operations of Huazhi Future (Chongqing) Technology Co., Ltd. and its subsidiaries (collectively, the “Huazhi Group”). The transaction, previously disclosed on January 23, 2026, was consummated on March 30, 2026. The successful completion of this acquisition marks MAAS’s strategic evolution from a “Scenario Operator” to an “AI Industry Player” with full-stack, self-controlled capabilities.

As of March 30, 2026, the Company had a total of 442,175,578 ordinary shares outstanding, consisting of 435,508,910 Class A ordinary shares and 6,666,668 Class B ordinary shares. The sellers collectively hold 87,400,144 Class A ordinary shares of the Company, representing approximately 19.77% of the total issued share capital and approximately 7.93% of the total voting power, respectively.

Huazhi Group specializes in high-performance computing and artificial intelligence algorithm research and development, spanning computing power resource integration and cutting-edge algorithm development. It has accumulated extensive domain expertise in smart governance (encompassing public security, emergency management, agriculture, forestry, and water resources) and enterprise digital transformation. Post-acquisition, MAAS will vertically integrate underlying computing infrastructure, proprietary algorithms, intelligent hardware, and full-spectrum operational services, creating a closed-loop, full-stack AI technology and operational ecosystem spanning the entire industry value chain.

Ms. Min Zhou, the Chief Executive Officer of MAAS, commented, “This acquisition marks a pivotal milestone in MAAS’s strategic evolution. Huazhi Group’s underlying technology stack is highly synergistic and complementary to our existing business landscape. Going forward, we will accelerate the deep integration of our technical architectures and core talent pools, focusing on mission-critical benchmark scenarios including energy dispatch optimization, intelligent commercial networks, and urban comprehensive governance. We remain committed to pushing the boundaries of AI applications and continuously enhancing our industry-leading AI ecosystem matrix.”

About MAAS

Founded in 2010 and formerly known as Highest Performances Holdings Inc. and Puyi Inc., we have evolved with a vision to become a leading provider of intelligent technology-driven family and enterprise services. Our mission is to enhance the quality of life for families worldwide by leveraging two primary driving forces: technological intelligence and capital investments. We are dedicated to investing in high-quality enterprises with global potential, focusing on areas such as artificial-intelligence services, advanced deep-tech solutions, science-backed health and wellness products.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Phone: +86-532-66030885

Email: ir@maaseai.com

Maase Inc.